GREENPOWER MOTOR COMPANY INC.
#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2, Canada

May 22, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re: GreenPower Motor Company Inc. (the "Company") Registration Statement on Form F-1 File No. 333-236252

In connection with the Company's Registration Statement on Form F-1, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. (Eastern time), Wednesday, May 27, 2020 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

GREENPOWER MOTOR COMPANY INC.

/s/ Fraser Atkinson

Fraser Atkinson
Chief Executive Officer, Chairman and Director